December 12, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Ant  nio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

       Re: Atlas Critical Minerals Corporation
           Amendment No. 4 to Registration Statement on Form F-1
           Filed December 8, 2025
           File No. 333-290242
Dear Marc Fogassa:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Exhibit Index
23.5, page II-4

1. We note that you filed as Exhibit 23.5 written consents from qualified persons associated with the technical report summary for the Rio Piracicaba property, identifying Orlando Garcia Rocha Filho and Bruno Vieira Pereira. However, a third person, Volodymyr Myadzel, is listed on page 9 of the technical report summary as
       "classifying" the resource. In previous revisions of the technical report summary, all three individuals were listed as qualified persons on the cover page.

       Please explain to us why the qualified persons identified on the cover page of the Rio
       Piracicaba technical report summary have changed, and unless one or both of those identified will be taking responsibility for classifying the resource (with a
 December 12, 2025
Page 2

       corresponding edit on page 9), please also obtain and file a consent from Volodymyr
       Myadzel.
Exhibits

2. Please file an updated auditor's consent for the auditor's report on page F-19 dated
       August 3, 2024 and signed by Pipara & Co LLP related to the financial statements of
       Apollo Resources Corporation.
3. Please file a revised legality opinion that clearly states it is counsel's opinion that the
       Representative's Warrant Shares when issued upon exercise of the warrants will be validly issued, fully paid, and non-assessable.
General

4. Please explain why compensation and related disclosures for Brian W. Bernier were removed from your prospectus or alternatively, restore these disclosures. Refer to Item 402(a)(3) of Regulation S-K.
       Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:   John P. Kennedy, Esq.